



Sun Bear Specialty Coffee Roasters LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $124,000

Offering End Date: February 26, 2026

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Sun Bear Specialty Coffee Roasters LLC

Founded: August 18, 2021

Address: 2008 26th Avenue North
Saint Petersburg, FL 33713

Industry: Coffee Roasters

Employees: 3

Website:
https://sunbearspecialtycoffeeroasters.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- new location buildout, equipment, and inventory

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,283 Followers





Business Metrics:

	FY23	FY24	YTD 12/31/2025
Total Assets	$1,340	$3,120	$40,054
Cash & Cash Equivalents	-$136	$1,384	$36,947
Accounts Receivable	$72	$0	$640
Short-term Debt	$0	$2,915	$1,014
Long-term Debt	$0	$0	$0
Revenue	$9,846	$27,144	$124,879
Cost of Goods Sold	$2,899	$12,450	$25,926
Taxes	$0	$0	$0
Net Income	-$17,006	-$5,201	$38,314

Recognition:

Sun Bear Specialty Coffee Roasters LLC (DBA Sun Bear Specialty Coffee Roasters) began while founder Kenny Beers was living as a missionary in Cambodia, where he worked with at-risk children and youth. During that time, a close friend and national barista champion introduced him to the coffee roasting process. The craft and care behind specialty coffee left a lasting impression. After returning home during the COVID-19 lockdowns, curiosity turned into practice. With time on his hands, he began roasting small batches of coffee in his apartment. The aroma quickly caught the attention of neighbors, and after sharing samples and receiving enthusiastic feedback, the idea of turning coffee into a business took shape. Since then, Sun Bear has steadily grown through local markets and festivals, building a loyal following. Their coffee is now stocked by respected local retailers including Pete's General (SMBX alum Pete's Bagels), Rollin' Oats, and Earth Origins. In December 2024, they opened their first café location inside Sans Market, marking an important milestone in their growth.

About:

Sun Bear Specialty Coffee Roasters LLC (DBA Sun Bear Specialty Coffee Roasters) is a specialty coffee roaster in St. Petersburg focused on light-roast, SCA-grade coffee. With a thriving café, national subscription sales, and weekly market presence, they're building the region's leading specialty coffee brand.

For more information, contact our Customer Support Team at support@thesmbx.com

